UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-30258

CUSIP NUMBER: 59510E108

(Check One)

[  ] Form 10-KSB  [  ] Form 20-F  [  ]  Form 11-K   [X]  Form 10-QSB  [  ]

Form N-SAR

For Period Ended: June 30, 2004

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

 For the Transition Period Ended:

___________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRATION INFORMATION

Full Name of Registrant:  MICRON ENVIRO SYSTEMS, INC.

Former Name, if applicable:

N/A

Address of Principal Executive Office (Street and Number):

789 West Pender Street, Suite 1205, Vancouver, British Columbia, Canada V6C

1H2, (604) 646-6903

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

  (a)

 The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K,

10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

[X]

 (b)

  (c)

-------------------------------------------------------------------------------

-

PART III--NARRATIVE

The Registrant hereby represents that it is unable to file its Quarterly

Report on Form 10-QSB for the period ended June 30, 2004, because management was unable to complete the review of its second quarter financial statements by August 16, 2004 without unreasonable effort or expense, and substantial portions of such report could not be finalized until the completion of such financial statements.  The Registrant further represents that the Form 10-QSB will be filed by no later than the 5th day following the date on which the

Form 10-QSB was due.

PART IV--OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Thomas Stepp

(949) 660-9700

(2)

Have all other periodic reports required under Section 13 or 15(d) of the

Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of

1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no,

identify reports:

[X] Yes    [  ]    No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [  ]   Yes  [X]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________

MICRON ENVIRO SYSTEMS, INC.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

 August 13, 2004

 By

 /s/ Bernard McDougall

      Bernard McDougall

President, Director